May 20, 2025

Kraig T. Higginson
Chief Executive Officer and Chairman
Aspire Biopharma Holdings, Inc.
194 Candelaro Drive, #233
Humacao, PR 00791

       Re: Aspire Biopharma Holdings, Inc.
           Registration Statement on Form S-1
           Filed May 13, 2025
           File No. 333-287240
Dear Kraig T. Higginson:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Arthur Marcus, Esq.